20015661

PUBLIC

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28600

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/19 (MM/DD/YY) AND ENDING 09/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Searle & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Greenwich Avenue
(No. and Street)

Greenwich,	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Searle (203) 869-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave., Suite 165	Northridge,	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Searle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Searle & Co., Inc., as of September 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

VIRGINIA GRA.
NOTARY PUBLIC
MY COMMISSION EXPIRES 9/30/22

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Searle & Co., Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Searle & Co., Inc. (the "Company") as of September 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of September 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
November 19, 2020

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

Searle & Co., Inc.
Statement of Financial Condition
September 30, 2020

Assets

Cash	$ 528,989
Marketable securities, at fair value	5,359,545
Receivable from clearing broker	5,016,161
Deposit with clearing broker	125,000
Right of use assets	85,020
Accounts receivable	4,886
Property and equipment, net	9,935
Prepaid taxes	3,452
Deposits and other assets	1,465
Total assets	$ 11,134,453

Liabilities and Stockholder's Equity

Liabilities

Commissions payable	$ 2,646,445
Loan payable	214,313
Lease liability	85,020
Payable to clearing broker	9,938
Total liabilities	2,955,716

Commitments and contingencies

Stockholder's equity

Common stock, $1 par value, 2,500 shares authorized, 900 shares issued and outstanding	900
Retained earnings	8,177,837
Total stockholder's equity	8,178,737
Total liabilities and stockholder's equity	$ 11,134,453

The accompanying notes are an integral part of these financial statements.

Searle & Co., Inc.
Notes to Financial Statements
September 30, 2020

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Searlė & Co., Inc. (the "Company") was incorporated in the state of Connecticut on November 22, 1982. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and the Municipal Securities Regulatory Board ("MSRB"). The Company operates two lines of business from separate locations. It provides brokerage services from its Connecticut office to customers who are predominately small and middle-market businesses and upper and middle-income individuals. Its suburban Philadelphia office provides investment and reporting services for Federal Housing Administration assisted properties.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. There were no cash equivalents at September 30, 2020.

Receivable from clearing broker includes commissions earned on securities transactions, and proprietary trading proceeds. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectable accounts are immaterial.

Accounts receivable consist of fees due from customers and are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company has adopted FASB ASC 320, Investments -- Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in the statement of income.

Searle & Co., Inc.
Notes to Financial Statements
September 30, 2020

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company recognizes revenue when the following criteria are met: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred; 3) an established sales price has been set with the customer; 4) collection of the sale revenue from the customer is reasonably assured; and 5) no contingencies exist. Delivery is considered to have occurred when the customer assumes the risk and rewards of ownership.

The Company earns commissions on client transactions in equity securities, debt securities, and other exchange traded products. Commissions revenue and related clearing expenses are recorded on a trade-date basis.

The Company earns advisory fee income for investment advisory services performed in accordance with customer agreements. Under agreed terms, these fees are billed based on a predetermined percentage of assets under management and collected monthly or quarterly. The Company recognizes this income as its investment advisory services obligations are performed.

The Company also earns fee income for capital raising and advisory services in accordance with the terms of customer engagement agreements. These fees are typically billed monthly, which corresponds to the completion of its services performance obligations. These services fees are not contingent upon the completion of a transaction.

Interest income is recognized as earned per stated terms, subject to collectability being reasonably assured. Dividend income is recognized when the dividends are declared and when the right to receive payment is established.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized and depreciated using the straight-line method. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

With the consent of its shareholder, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the shareholder is individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

Advertising costs are expensed as incurred.

Note 2: RECEIVABLE FROM CLEARING BROKER

The Company has a brokerage agreement with Pershing LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. Pursuant to the clearing agreement, the Company introduces all of its customers' securities transactions to its Clearing Broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts. As of September 30, 2020, the receivable from Clearing Broker of $5,016,161 was pursuant to this clearance agreement.

Note 3: DEPOSIT WITH CLEARING BROKER

The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at September 30, 2020 was $125,000.

Note 4: PAYABLE TO CLEARING BROKER

As discussed in the Receivable from Clearing Broker (Note 2), the Company conducts securities transactions in its proprietary account at the Clearing Broker on margin. Payable to Clearing Broker at September 30, 2020, was $9,938.

Note 5: MARKETABLE SECURITIES, AT FAIR VALUE

Marketable securities, at fair value consist of equity securities and municipal securities. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At September 30, 2020, these securities are carried at their fair market value of $5,359,545. The accounting for the mark-to-market on proprietary accounts is included in the Statement of Income under net gain (loss) on trading securities and amounted to a loss of $340,293. The Company recognized a realized net gain of $3,036,094 on the Statement of Income included in net gain (loss) on trading securities for the year ended September 30, 2020.

Note 6: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

The Company complies with FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonable determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities.

Note 6: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (Continued)

The condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on the recurring basis as of September 30, 2020:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Corporate stocks	$ 4,470,439	$ 4,470,439	$ -	$ -
Preferred stocks	518,710	518,710	-	-
Government & Muni bonds	142,291	-	142,291	-
Debt and other	228,105	228,105	-	-
Total Assets	$ 5,359,545	$ 5,217,254	$ 142,291	$ -

Liabilities	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Government & Muni bonds	$ -	$ -	$ -	$ -
Total Liabilities	$ -	$ -	$ -	$ -

Valuation of Securities at Fair Value - Valuation Techniques

Corporate and Preferred Stocks

The Company values securities that are freely tradable and are listed on a national securities exchange at their last sales prices as of the last business day of the year.

Government and Municipal (Muni) Bonds

The fair value of government and municipal bonds is estimated using recently executed transactions, market price quotations (where observable), or bond yield spreads. Government and municipal bonds are generally categorized in Level 1 or Level 2 of the fair value hierarchy.

Debt and Other Securities

The fair value of debt and other securities are estimated using recently executed transactions, market price quotations (where observable), or bond yield spreads. Debt and other securities are generally categorized in Level 1 or Level 2 of the fair value hierarchy.

Note 7: INCOME TAXES

As discussed in Note 1, the Company has elected the S Corporation tax status; therefore, no federal income tax provision is reported.

The Company is required to file income tax returns in both federal and state tax jurisdictions and is subject to state and local taxes. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state and local purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of September 30, 2020, the taxing authorities have not proposed any adjustments to the Company's tax position and the Company does not have any uncertain tax positions as of the year then ended.

Note 8: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event the counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 9: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classifications as follows:

		Useful Life
Computer Software	$ 118,531	5-7
Leasehold improvements	11,922	15
Total cost of property and equipment	130,453	
Less: accumulated depreciation	(120,518)	
Property and equipment, net	$ 9,935	

Note 10: BANK LOAN PAYABLE

The Company has incurred indebtedness under the CARES Act which will be subject to review, may not be forgivable in whole or in part, and may eventually have to be repaid, potentially with interests, fines, and/or other penalties. The Company signed the loan documents under the SBA Paycheck Protection Program of the CARES Act on April 4, 2020 and received the loan proceeds of $214,313 on May 8, 2020. There are no prepayment penalties on the loan. The receipt of these funds, and the forgiveness of the loan attendant to these funds, is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on our future adherence to the forgiveness criteria.

Under the terms of the CARES Act and the corresponding promissory note, the use of the proceeds of the loan is restricted to payroll costs (as defined in the CARES Act), covered rent, covered utility payments and certain other expenditures that, while permitted, would not result in forgiveness of a corresponding portion of the loan. Following recent amendments to the Paycheck Protection Program, after an eight- or twenty-four-week period starting with the disbursement of the respective loan proceeds, the Company may apply for forgiveness of some or all of their loans, with the amount which may be forgiven equal to the sum of eligible payroll costs, covered rent, and covered utility payments, in each case incurred during the eight- or twenty-four-week period following the date of first disbursement. Certain reductions in the Company payroll costs or full-time equivalent employees (when compared against the applicable measurement period) may reduce the amount of their loan eligible for forgiveness.

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS

Effective January 1, 2019, the Company adopted the new FASB accounting standard ASC 842, Leases, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company has adopted ASC 842 as of October 1, 2019. An adjustment was made to these financial statements at September 30, 2019, to recognize the right of use asset and lease liability. The Company has included on their Statement of Financial Condition, the two one-year leases for both Connecticut and Pennsylvania offices. Total amounts of the right of use asset and lease liability equal $85,020, as of September 30, 2020.

Note 12: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains several bank and investment accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended September 30, 2020, the cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts. Management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 13: SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements.

Note 14: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2020, the Company had net capital of $7,378,608 which was $7,187,981 in excess of its required net capital of $190,717; and the Company's ratio of aggregate indebtedness ($2,860,758) to net capital was 0.39 to 1, which is less than the 15 to 1 maximum allowed.